Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$7,789,300.00	$306.12(1)

(1)	The filing fee of $306.12 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $306.12 due for this offering is offset against the $123,433.47 remaining of the fees most recently paid on May 28, 2008, of which $123,127.35 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 2008-MTNDD338 DATED SEPTEMBER 26, 2008

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Buffer Notes Based Upon the Financial Select Sector SPDR® Fund

Due April 1, 2010

$10.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The notes will mature on April 1, 2010. We will not make any payments on the notes prior to maturity.
■	The notes are based upon the Financial Select Sector SPDR® Fund (which we also refer to as the fund).
■

You will receive at maturity, for each note you then hold, a maturity payment based on the percentage change in the closing price of the Financial Select Sector SPDR® Fund shares (which we also refer to as the fund shares) from the date of this pricing supplement (which we refer to as the pricing date) to the third trading day before maturity (which we refer to as the valuation date). The maturity payment may be greater than, equal to or less than your initial investment in the notes.

■

If the closing price of the fund shares on the valuation date (which we refer to as the ending price) is greater than the closing price of the fund shares on the pricing date (which we refer to as the starting price), at maturity you will receive, for each note you then hold, the $10 principal amount per note plus a note return amount equal to the product of (i) $10, (ii) the percentage change in the closing price of the fund shares from the pricing date to the valuation date (which we refer to as the fund percentage change), and (iii) 200%, subject to a maximum total return on the notes of 36% (approximately 24% per annum on a simple interest basis) of the principal amount of the notes.

■

If the ending price is less than or equal to 100% of the starting price but greater than or equal to 90% of the starting price, the note return amount will be zero and at maturity you will receive, for each note you then hold, the $10 principal amount per note.

■

If the ending price is less than 90% of the starting price (representing a decrease of more than 10% from the starting price), at maturity you will receive for each note you then hold the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the fund percentage change (which will be negative) and (b) 10%. Thus, if the ending price is less than 90% of the starting price (regardless of the closing price of the fund shares at any other time during the term of the notes), the maturity payment will be less than your initial investment of $10 per note and your investment will result in a loss.

■	The notes are not principal protected. At maturity you could receive an amount less than your initial investment in the notes.
■	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.

“Standard & Poor’s®,” “S&P 500®,” “S&P®” and “SPDR®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. These trademarks have been licensed for use for certain purposes by Citigroup Funding Inc. The notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and none of the above makes any warranties or bears any liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$10.000	$7,789,300.00
Underwriting Discount (including the Sales Commission described below)	$ 0.225	$175,259.25
Proceeds to Citigroup Funding Inc.	$9.775	$7,614,040.75

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.225 for each $10.000 note sold in this offering. Certain dealers, including Citi International Financial Services, a broker-dealer affiliated with Citigroup Global Markets, will receive $0.200 from this underwriting fee for each note they sell. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $0.200 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about October 1, 2008.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Buffer Notes Based Upon the Financial Select Sector SPDR® Fund Due April 1, 2010, or the notes, are investments linked to an exchange-traded fund that offer a potential return at maturity based on an enhanced upside participation in any increase in the price of the Financial Select Sector SPDR® Fund shares (which we also refer to as the fund shares) during the term of the notes, subject to a maximum total return, while also providing full protection against a decline of 10% or less in the price of the fund shares and limited protection against a decline of more than 10% in the price of the fund shares. The notes are not principal protected and do not pay periodic interest. The return on the notes, if any, is based upon the fund shares.

At maturity you will receive, for each note you then hold, a maturity payment based on the percentage change in the closing price of the fund shares from the pricing date to the valuation date (which we refer to as the fund percentage change), which may be greater than, equal to or less than your initial investment in the notes. If the closing price of the fund shares on the valuation date (which we refer to as the ending price) is greater than the closing price of the fund shares on the pricing date (which we refer to as the starting price), the maturity payment will equal the $10 principal amount per note plus a note return amount equal to the product of (i) $10, (ii) the fund percentage change and (iii) 200%, subject to a maximum total return on the notes of 36% (approximately 24% per annum on a simple interest basis) of the principal amount of the notes. If the ending price is less than or equal to 100% of the starting price but greater than or equal to 90% of the starting price, the note return amount will equal zero and the maturity payment will equal the $10 principal amount per note. If the ending price is less than 90% of the starting price (representing a decrease of more than 10% from the starting price), the maturity payment will equal the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the fund percentage change (which will be negative) and (b) 10%. Thus, if the ending price of the fund shares is less than 90% of the starting price (regardless of the closing price of the fund shares at any other time during the term of the notes), the maturity payment will be less than your initial investment in the notes and your investment will result in a loss.

Because the maximum total return over the term of the notes is limited to 36% (approximately 24% per annum on a simple interest basis) of the principal amount of the notes, in no circumstance will the payment you receive at maturity, including principal, be more than $13.60 per note.

The notes will mature on April 1, 2010 and do not provide for earlier redemption. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the fund shares or the stocks included in the Financial Select Sector Index, the index upon which the fund is based.

What Will I Receive at Maturity of the Notes?

At maturity you will receive for each note an amount in cash equal to $10 plus a note return amount, which may be positive, zero or negative. Because the note return amount may be negative, the maturity payment could be less than the $10 principal amount per note and your investment could result in a loss.

How Is the Fund Percentage Change Defined?

The note return amount will be based on the percentage change of the closing price of the fund shares from the pricing date to the valuation date. The fund percentage change will equal the following fraction:

Ending Price – Starting Price
Starting Price

The starting price equals $21.39, the closing price of the fund shares on the pricing date.

The ending price will equal the closing price of the fund shares on the valuation date.

How Will the Note Return Amount Be Calculated?

The calculation of the note return amount depends on whether the fund percentage change is positive, zero or negative:

•	If the fund percentage change is positive, the note return amount will be positive and will equal:

$10 × Fund Percentage Change × Upside Participation Rate,

subject to a maximum total return on the notes

The upside participation rate will equal 200%. Because the maximum total return on the notes is limited to 36% (approximately 24% per annum on a simple interest basis) of the principal amount of the notes, in no circumstance will the amount you receive at maturity, including principal, exceed $13.60 per note.

•	If the fund percentage change is from and including 0% to and including –10%, the note return amount will be zero.

•	If the fund percentage change is less than –10%, the note return amount will be negative and will equal:

$10 × (Fund Percentage Change + 10%)

Thus, if the closing price of the fund shares decreases by more than 10%, the fund percentage change and the note return amount will be negative and the amount you receive at maturity will be less than $10 per note and could be as low as $1 per $10 note.

For more specific information about the note return amount, the fund percentage change, the closing price, the determination of a trading day and the effect of a market disruption event on the determination of the note return amount and the fund percentage change, please see “Description of the Notes—Note Return Amount” in this pricing supplement.

Is There a Possibility of Loss of Principal?

Yes. If the ending price is less than 90% of the starting price, at maturity you will receive less than the $10 principal amount per note. This will be true even if the closing price of the fund shares was equal to or greater than 90% of the starting price at one or more times over the term of the notes but is less than 90% of the starting price on the valuation date. Even if the ending price is greater than the starting price, the total yield on the notes may be less than that which would be payable on a conventional fixed-rate, debt security of Citigroup Funding Inc. of comparable maturity. You should refer to “Risk Factors Relating to the Notes—The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples setting forth hypothetical maturity payments, see “Description of the Notes—What You Could Receive at Maturity—Hypothetical Examples” in this pricing supplement.

What Is the Financial Select Sector SPDR® Fund?

Each fund share represents a beneficial interest in the Financial Select Sector SPDR® Fund (which we also refer to as the fund), which seeks to provide investment results that correspond to the price and yield performance, before fees and expenses, of publicly traded securities in the financial sector, as represented by the Financial Select Sector Index.

The fund is an exchange-traded fund listed on the American Stock Exchange under the symbol “XLF” that is intended to give investors an efficient, modified market-capitalization-based way to track the movement of public companies that are components of the Financial Select Sector Index and are involved in the development and production of financial products. The fund generally will invest in all of the securities which comprise the Financial Select Sector Index and the correlation between the fund’s performance and that of the Financial Select Sector Index, before the deduction of certain expenses associated with the fund, is expected to be 95% or better (with 100% representing perfect correlation), although there is no guarantee that such correlation will be achieved.

As of June 30, 2008, the fund included 89 component stocks, which were classified into the following industries (with the percentage of companies currently included in such industries indicated in parentheses): Insurance (24.7%), Diversified Financial Services (23.8%), Capital Markets (19.7%), Commercial Banks (15.6%), Real Estate Investment Trusts (REITs) (8.3%), Consumer Finance (4.6%), Thrifts and Mortgage Finance (3.1%) and Real Estate Management and Development (0.2%).

Additional information on the fund, including its makeup, method of calculation, and changes in its components, is included in this pricing supplement under “Description of the Financial Select Sector SPDR® Fund.” All such disclosures in this pricing supplement on the fund are derived from publicly available information. None of Citigroup Funding, Citigroup Inc., or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information. Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the Financial Select Sector Index fund shares or the stocks of the companies included in the fund.

What Is the Financial Select Sector Index and What Does It Measure?

The Financial Select Sector Index is intended to give investors an efficient, modified market capitalization-based way to track the movement of baskets of equity securities of public companies in the financial sector. Each of the component securities in the Financial Select Sector Index is a constituent company of the S&P 500® Index, and the Financial Select Sector Index only includes the stocks of companies in the S&P 500® Index that are in the financial sector.

Merrill Lynch Pierce Fenner & Smith Incorporated (which we also refer to as the index compilation agent), after consultation with Standard & Poor’s (which we also refer to as S&P), assigns the companies in the S&P 500® Index that are also in the financial sector to the Financial Select Sector Index on the basis of such companies’ sales and earnings composition and the sensitivity of the companies’ stock price and business results to the common factors that affect other companies in the Financial Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the Financial Select Sector Index assignment of the S&P 500® Index component stocks, which is the sole responsibility of the index compilation agent.

The index is calculated by the American Stock Exchange’s Index Services Group using a modified “market capitalization” methodology. This design ensures that each of the component stocks within the Financial Select

Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of such index. Under certain conditions, however, the number of shares of a component stock within the Financial Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Financial Select Sector Index.

How Have the Financial Select Sector SPDR® Fund Shares Performed Historically?

We have provided a graph showing the daily closing prices of the fund shares, as reported by NYSE Arca, from January 2, 2003 to September 26, 2008, and a table showing the high and low closing prices for the fund shares and dividends paid on such fund shares for each quarter since the first quarter of 2003. You can find this graph and this table in the section “Historical Data on the Fund Shares” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the fund shares in recent years. However, past performance is not indicative of how the fund shares will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes—The Historical Performance of the Fund Shares Is Not an Indication of the Future Performance of the Fund Shares” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a note as a cash-settled prepaid forward contract, subject to a floor, on the value of the fund on the valuation date, pursuant to which forward contract, at maturity you will receive the cash value of the fund subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the note. Under this treatment, at maturity or upon the sale or other taxable disposition of a note, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the notes. Subject to the discussion below regarding the possible characterization of some gains as ordinary income under Section 1260 of the Internal Revenue Code of 1986 (“Section 1260”), such gain or loss generally will be long-term capital gain or loss if you have held the note for more than one year at the time of disposition. Although the matter is not clear, it is possible that a portion of long-term capital gains realized by you in respect of the Notes could be recharacterized as ordinary income (and therefore as ineligible for preferential tax rates) and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. This possibility arises from the fact that the Notes are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260. Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to you. In addition, the IRS and U.S. Treasury Department have recently requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to notes. Finally, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the notes) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the fund shares or one or more of the stocks included in the Financial Select Sector Index or in other instruments, such as options, swaps or futures, based upon the fund shares, the Financial Select Sector Index or the stocks included in the Financial Select Sector Index. This hedging activity could affect the price of the fund shares and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the percentage change in the closing price of the fund shares from the pricing date to the valuation date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the price of the fund shares and other events that are difficult to predict and beyond our control.

The Notes Are Not Principal Protected. You Will Receive Less Than Your Initial Investment at Maturity if the Closing Price of the Fund Shares Declines By More Than 10% on the Valuation Date

The amount payable at maturity will depend on the percentage change in the closing price of the fund shares from the pricing date to the valuation date. If the closing price of the fund shares on the valuation date has declined more than 10% from its closing price on the pricing date, the amount you receive for each note will be less than the $10 you paid for each note and could be as low as $1 per $10 note. This will be true even if the closing price of the fund shares is equal to or greater than 90% of the starting price at one or more times during the term of the notes but is less than 90% of the starting price on the valuation date.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the fund shares or the stocks included in the Financial Select Sector Index.

The Appreciation of Your Investment in the Notes Will Be Limited

Because the maximum total return on the notes is limited to 36% (approximately 24% per annum on a simple interest basis), the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the fund shares. If the ending price exceeds the starting price by more than 36% (approximately 24% per annum on a simple interest basis), the appreciation on an investment in the notes will be less than the appreciation on an investment in the stocks included in the Financial Select Sector Index or an investment in an instrument that is directly linked to the fund shares but is not subject to the maximum total return.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending price is less than $21.88 (an increase of 2.28% from the starting price), taking into account the upside participation rate, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the price of the fund shares and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Price of the Fund Shares.    We expect that the market value of the notes will depend substantially on the amount, if any, by which the closing price of the fund shares changes from the starting price. However, changes in the price of the fund shares may not always be reflected in full or in part, in the market value of the notes. If you choose to sell your notes when the price of the fund shares exceeds the starting price, you may receive substantially less than the amount that would be payable at maturity because of expectations that the price of the fund shares will continue to fluctuate from that time to the valuation date. If you choose to sell your notes when the price of the fund shares is below 90% of the starting price, you will likely receive less than the amount you originally invested.

Trading prices of the stocks included in the Financial Select Sector Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which those stocks are traded, and by various circumstances that can influence the prices of such stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the Financial Select Sector Index and, therefore, the closing price of the fund shares and the market value of the notes.

Volatility of the Fund Shares.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the price of the fund shares changes during the term of the notes, the market value of the notes may decrease.

Events Involving the Companies Included in the Financial Select Sector Index.    General economic conditions and earnings results of the companies whose stocks are included in the Financial Select Sector Index and real or anticipated changes in those conditions or results may affect the value of the fund shares and the market value of the notes. In addition, if the dividend yield on those stocks increases, we expect that the value of the notes may decrease because the price of the fund shares will decrease when the value of the dividend payments for those stocks purchased by the fund are paid to holders of the fund shares.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Financial Sector Risk.    The fund is composed of financial services companies, which are subject to extensive governmental regulation that may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition, as has been the case recently. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can have, and recently have had, a negative impact on the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have, and recently have had, a major effect on the value of real estate securities (which include REITs). These factors could affect the price of the fund shares and, as a result, the market value of the notes.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the price of the fund shares the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the price of the fund shares during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in the fund shares, one or more of the stocks included in the Financial Select Sector Index or in other instruments, such as options, swaps or futures, based upon the fund shares, Financial Select Sector Index or the stocks included in the Financial Select Sector Index. This hedging activity could affect the price of the fund shares and, therefore, the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Trading Price of the Fund Shares May Not Completely Track the Value of the Financial Select Sector Index

Although the trading price of the fund shares is expected to generally mirror the value of the Financial Select Sector Index, the trading price of the fund shares may not completely track the value of the Financial Select Sector Index. The trading price of the fund shares will reflect transaction costs and fees that are not included in the calculation of the Financial Select Sector Index. Additionally, because the fund may hold a small percentage of stocks other than the stocks included in the Financial Select Sector Index, the fund may not fully replicate the performance of the Financial Select Sector Index. See “Description of the Financial Select Sector Index” in this pricing supplement.

The Historical Performance of the Fund Shares Is Not an Indication of the Future Performance of the Fund Shares

The historical performance of the fund shares, which is included in this pricing supplement, should not be taken as an indication of the future performance of the fund shares during the term of the notes. Changes in the trading price of the fund shares will affect the trading price of the notes, but it is impossible to predict whether the trading price of the fund shares will fall or rise.

The Volatility of the Closing Price of the Fund Shares May Result in Your Receiving at Maturity an Amount Less Than the Amount You Initially Invested in the Notes

Historically, the closing price of the fund shares has been volatile. From January 2, 2003 to September 26, 2008, the closing price of the fund shares has been as low as $17.18 per share and as high as $38.00 per fund share. Because the note return amount depends upon the percentage change in the closing price of the fund shares from the pricing date to the valuation date, if the ending price is less than 90% of the starting price, at maturity you will receive less than the amount you initially invested in the notes. The volatility of the closing price of the fund shares may result in your receiving at maturity an amount less than $10 per note, in which case your investment in the notes will result in a loss.

The Return on the Notes May Be Lower Than the Return of a Note Based Upon a Different Combination of Securities from the Financial Services Sector

The price of the fund shares will be primarily determined by the value of the stocks included in the Financial Select Sector Index. There is no guarantee that this combination stocks will actually perform better than a different combination of stocks from the financial services sector and may cause your return on the notes, if any, to be less than the return on a note linked to a different combination of securities from the financial services sector.

The Return on the Notes May Be Lower Than the Return of a Note Based Upon a More Diverse Index

All or substantially all of the securities held by the fund are issued by companies whose primary line of business is directly associated with the financial services sector, including the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment and real estate, including real estate investment trusts (or REITs). Because the value of the notes is linked to the performance of the fund, an investment in these notes will be concentrated in the financial services sector. Financial services companies are subject to extensive government regulation, which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition, as has been the case in recent months. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can have, and in recent months have had, a negative impact on the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have, and in recent months have had, a major effect on the value of real estate securities (which include REITs). As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the financial services sector than an investment in notes based upon securities of a more broadly diversified economic segment or group of issuers.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Financial Select Sector Index

Your return on the notes will not reflect the return you would realize if you actually owned the stocks included in the Financial Select Sector Index and purchased by the fund. Although the price of the fund shares will seek to generally mirror the value of the Financial Select Sector Index, the price of the fund shares may not completely track the value of the Financial Select Sector Index. The price of the fund shares will reflect transaction costs and fees that are not included in the calculation of the Financial Select Sector Index. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks included in the Financial Select Sector Index, even if the ending price is greater than the starting price. In addition, if the dividend yield on those stocks increases, we expect that the value of the notes may decrease because the price of the fund shares will decrease when the value of the dividend payments for those stocks purchased by the fund are paid to holders of the fund shares.

You May Not Be Able To Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Fund Shares, the Stocks Included in the Financial Select Sector Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the fund shares, the stocks included in the Financial Select Sector Index or derivative instruments relating to the fund shares or such stocks for their own accounts in connection with their normal business practices. These transactions could affect the value of the fund shares and thus, the price of the fund shares and the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the fund shares, one or more of the stocks included in the Financial Select Sector Index or in other instruments, such as options, swaps or futures, based upon the fund shares or such stocks. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the price of the fund shares and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Fund or Any Issuer of Any Stock Included in the Financial Select Sector Index

You will have no rights against the fund, the publisher of the Financial Select Sector Index or any issuer of any stock included in the Financial Select Sector Index, even though the amount you receive at maturity will depend on the percentage change in the closing price of the fund shares from the pricing date to the valuation date, and such price is based on the prices of the stocks included in the Financial Select Sector Index, the index on which the fund is based. By investing in the notes you will not acquire the fund shares nor any shares of stocks included in the Financial Select Sector Index and you will not receive any dividends or other distributions, if any, with respect to the fund shares or the stocks included in the Financial Select Sector Index. The fund, the index publisher and the issuers of the stocks included in the Financial Select Sector Index are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. It is currently unclear in what manner Section 1260 of the Internal Revenue Code of 1986 would apply to recharacterize any gains realized in respect of the notes. Although the matter is not clear, it is possible that a portion of long-term capital gains, if any, realized by you in respect of the notes could be recharacterized as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Buffer Notes Based Upon the Financial Select Sector SPDR® Fund Due April 1, 2010 (the “Notes”) are investments linked to an exchange-traded fund that offer a potential return at maturity based on an enhanced upside participation in any increase in the price of the Financial Select Sector SPDR® Fund shares (the “Fund Shares”) from the Pricing Date to the Valuation Date, subject to a maximum total return, while also providing full protection against a decline of 10% or less in the price of the Fund Shares and limited protection against a decline of more than 10% in the price of the Fund Shares. The Notes are not principal protected and do not pay periodic interest. The return on the Notes, if any, is based upon the return of the Fund Shares.

At maturity you will receive for each Note you then hold, a maturity payment based on the percentage change in the Closing Price of the Fund Shares from the Pricing Date to the Valuation Date (which we refer to as the Fund Percentage Change), which may be greater than, equal to or less than your initial investment in the Notes. If the Ending Price is greater than the Starting Price, the maturity payment will equal the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10, (ii) the Fund Percentage Change, and (iii) 200%, subject to a maximum total return on the Notes of 36% (approximately 24% per annum on a simple interest basis) of the principal amount of the Notes. If the Ending Price is less than or equal to 100% of the Starting Price but greater than or equal to 90% of the Starting Price, the Note Return Amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Ending Price is less than 90% of the Starting price (representing a decrease of more than 10% from the Starting Price), the maturity payment will equal the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the sum of (a) the Fund Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Price is less than 90% of the Starting Price (regardless of the Closing Price of the Fund Shares at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

Because the maximum total return over the term of the Notes is limited to 36% (approximately 24% per annum on a simple interest basis) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity, including principal, be more than $13.60 per Note.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $7,789,300 (778,930 Notes). The Notes will mature on April 1, 2010. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other periodic payments on the Notes. Additionally, you will not be entitled to receive dividend payments or other distributions, if any, made on the Fund Shares or the stocks included in the Financial Select Sector Index, the index upon which the Fund is based.

Payment at Maturity

The Notes will mature on April 1, 2010. At maturity you will receive for each Note an amount in cash equal to $10 plus a Note Return Amount, which may be positive, zero or negative. Because the Note Return Amount may be negative, the maturity payment could be less than the $10 principal amount per Note, in which case, your investment will result in a loss.

Note Return Amount

The Note Return Amount will be based on the Fund Percentage Change, which will equal the following fraction:

Ending Price – Starting Price
Starting Price

The Starting Price equals $21.39, the closing price of the Fund Shares on the Pricing Date.

The Pricing Date means September 26, 2008, the date of this Pricing Supplement and the date on which the Notes were priced for initial sale to the public.

The Ending Price will equal the Closing Price of the Fund Shares on the Valuation Date.

The Valuation Date means March 29, 2010, the third Trading Day before the maturity date.

The calculation of the Note Return Amount will depend on whether the Fund Percentage Change is positive, zero or negative:

•	If the Fund Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10 × Fund Percentage Change × Upside Participation Rate,

subject to a maximum total return on the Notes

The Upside Participation Rate will equal 200%. Because the maximum total return on the Notes is limited to 36% (approximately 24% per annum on a simple interest basis), in no circumstance will the amount you receive at maturity, including principal, exceed $13.60 per Note.

•	If the Fund Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero.

•	If the Fund Percentage Change is less than –10%, the Note Return Amount will be negative and will equal:

$10 × (Fund Percentage Change + 10%)

Thus, if the Closing Price of the Fund Shares decreases by more than 10%, the Fund Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1 per $10 Note.

The “Closing Price” of the Fund Shares (or any other security for which a Closing Price must be determined, as described under “— Delisting or Suspension of Trading in the Fund Shares; Termination of the Financial Select Sector Index” below) on any date of determination will be (1) if the shares are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the shares are listed or admitted to trading or (2) if the shares are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the shares are listed or admitted to trading on such exchange), the last quoted bid price for the shares in the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization; provided that if the Closing Price of any other security for which a Closing Price must be determined is traded one or more non-U.S. securities exchanges or markets, then the Closing Price of such security will be the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal non-U.S. securities exchange or market on which the security is traded, expressed in U.S. dollars as converted from the relevant currency using the 12:00 noon buying rate in New York City certified by the New York Federal Reserve Bank for customs purposes on that date, or if this rate is unavailable, such rate as the calculation agent may determine. The determination of the Closing Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Valuation Date prior to maturity. If no sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the Fund Shares or other security obtained from as many dealers in such security (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. The term “OTC Bulletin Board” will include any successor to such service.

A “Trading Day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) the Fund Shares (or any other security for which a Closing Price must be determined) on any exchange or market, (2) stocks which then comprise 20% or more of the value of the Financial Select Sector Index or any successor index, or (3) any options contracts or futures contracts relating to the Fund Shares (or other security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For purposes of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Financial Select Sector Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Financial Select Sector Index will be based on a comparison of the portion of the value of the Financial Select Sector Index attributable to that security relative to the overall value of the Fund, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity—Hypothetical Examples

The examples below show hypothetical maturity payments on the Notes for a range of hypothetical Ending Prices. The examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Price, Ending Price, Upside Participation Rate and maximum total return. All of the hypothetical examples assume an investment is made on the initial issue date and held to the maturity date and are based on the following additional assumptions:

•	Issue Price: $10.00 per Note

•	Starting Price: $22

•	Upside Participation Rate: 200%

•	Buffer Value: 10%

•	Maturity: 1.5 years

•	Maximum Total Return: 38% (approximately 25.33% per annum on a simple interest basis)

•	Annual dividend yield on the Fund Shares: 3.50%

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Price, Ending Price, Upside Participation Rate and maximum total return.

Hypothetical Ending Price	Hypothetical Fund Percentage Change(1)	Hypothetical Total Return on the Fund Shares(2)	Hypothetical Total Return on the Notes(3)	Hypothetical Per Annum Return on the Notes	Hypothetical Note Return Amount Per Note(4)	Hypothetical Maturity Payment Per Note(5)
$0.00	-100.00%	-94.75%	-90.00%	-60.00%	-$9.00	$1.00
11.00	-50.00	-44.75	-40.00	-26.67	-4.00	6.00
16.50	-25.00	-19.75	-15.00	-10.00	-1.50	8.50
17.05	-22.50	-17.25	-12.50	-8.33	-1.25	8.75
17.60	-20.00	-14.75	-10.00	-6.67	-1.00	9.00
18.15	-17.50	-12.25	-7.50	-5.00	-0.75	9.25
18.70	-15.00	-9.75	-5.00	-3.33	-0.50	9.50
19.25	-12.50	-7.25	-2.50	-1.67	-0.25	9.75
19.80	-10.00	-4.75	0.00	0.00	0.00	10.00
20.35	-7.50	-2.25	0.00	0.00	0.00	10.00
20.90	-5.00	0.25	0.00	0.00	0.00	10.00
21.45	-2.50	2.75	0.00	0.00	0.00	10.00
22.00	0.00	5.25	0.00	0.00	0.00	10.00
22.55	2.50	7.75	5.00	3.33	0.50	10.50
23.10	5.00	10.25	10.00	6.67	1.00	11.00
23.65	7.50	12.75	15.00	10.00	1.50	11.50
24.20	10.00	15.25	20.00	13.33	2.00	12.00
24.75	12.50	17.75	25.00	16.67	2.50	12.50
25.30	15.00	20.25	30.00	20.00	3.00	13.00
25.85	17.50	22.75	35.00	23.33	3.50	13.50
26.40	20.00	25.25	38.00	25.33	3.80	13.80
26.95	22.50	27.75	38.00	25.33	3.80	13.80
27.50	25.00	30.25	38.00	25.33	3.80	13.80
28.05	27.50	32.75	38.00	25.33	3.80	13.80
28.60	30.00	35.25	38.00	25.33	3.80	13.80
29.70	35.00	40.25	38.00	25.33	3.80	13.80
30.80	40.00	45.25	38.00	25.33	3.80	13.80

(1)	Fund Percentage Change = (Ending Price – Starting Price) / Starting Price, expressed as a percentage.
(2)	Assumes the dividend yield on the Fund Shares is not compounded annually and is not reinvested.
(3)	The hypothetical total return on the Notes excludes any dividends paid on the Fund Shares and is calculated as follows:
•

If the hypothetical Fund Percentage Change is positive, the hypothetical total return will equal the product of (i) the hypothetical Fund Percentage Change x 200%, subject to the hypothetical maximum return on the Notes of 38.00% (25.33% per annum on a simple interest basis).

•	If the hypothetical Fund Percentage Change is from and including 0% to and including –10%, the hypothetical total return will equal 0%.
•	If the hypothetical Fund Percentage Change is less than –10%, the hypothetical total return will equal the hypothetical Fund Percentage Change + 10%.
(4)	Hypothetical Note Return Amount = $10 x hypothetical total return on the Notes.
(5)	Hypothetical maturity payment per Note = $10 + hypothetical Note Return Amount.

Delisting or Suspension of Trading in the Fund Shares; Termination of the Financial Select Sector Index

If the Fund Shares are delisted from, or trading of the Fund Shares is suspended on, the American Stock Exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion to be comparable to the Fund Shares (any such securities,

“Successor Shares”), the value of such Successor Shares will be substituted for all purposes, including but not limited to determining the Starting Price, the Ending Price and the Closing Price on every Trading Day. Upon any selection by the calculation agent of Successor Shares, the calculation agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Fund Shares are delisted from, or trading of the Fund Shares is suspended on, the American Stock Exchange and Successor Shares that the calculation agent determines to be comparable to the Fund Shares are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, in its sole discretion, and the value of such successor or substitute security, as determined by the calculation agent in its sole discretion, will be substituted for all purposes, including but not limited to determining the Starting Price, the Ending Price and the Closing Price on every Trading Day. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Fund is liquidated or otherwise terminated (a “Termination Event”), the Closing Price of the Fund Shares on each Trading Day from the date of the Termination Event up to and including the Valuation Date will be determined by the calculation agent, in its sole discretion, and will be a fraction of the value of the Financial Select Sector Index (or any Successor Index, as defined below) on such Trading Day (taking into account any material changes in the method of calculating the Financial Select Sector Index following such Termination Event) equal to that part of the Closing Price of the Financial Select Sector Index represented by the Closing Price of the Fund Shares on the Trading Day prior to the occurrence of such Termination Event on which a Closing Price of the Financial Select Sector Index was available. The calculation agent will cause notice of the Termination Event and calculation of the Closing Price as described above to be furnished to registered holders of the Notes.

If a Termination Event has occurred and the American Stock Exchange discontinues publication of the Financial Select Sector Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Financial Select Sector Index, then the value of the Financial Select Sector Index will be determined by reference to the value of that index, which we refer to as a “Successor Index.” Upon any selection by the calculation agent of a Successor Index, the calculation agent will cause notice to be furnished to the registered holders of the Notes.

If a Termination Event has occurred and the American Stock Exchange discontinues publication of the Financial Select Sector Index and a Successor Index is not selected by the calculation agent or is no longer published on each Trading Day from the date of the Termination Event up to and including the Valuation Date, the value to be substituted for the Financial Select Sector Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the Financial Select Sector Index prior to any such discontinuance. In such case, on each Trading Day until and including the date on which a determination by the calculation agent is made that a Successor Index is available, the calculation agent will determine the value that is to be used in determining the value of the Financial Select Sector Index as described in this paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of the Financial Select Sector Index may adversely affect the value of the Notes in any secondary market.

If a Successor Index is selected or the calculation agent calculates a value as a substitute for the Financial Select Sector Index as described above, the Successor Index or value will be substituted for the Financial Select Sector Index for all purposes, including for purposes of determining whether a Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Financial Select Sector Index may adversely affect the value of the Notes in any secondary market.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on your broker and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Financial Select Sector Index or any Successor Index is changed in any material respect, or if the Financial Select Sector Index or any Successor Index is in any other way modified so that the value of the Successor Index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Financial Select Sector Index or the Successor Index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Financial Select Sector Index or the Successor Index. Accordingly, if the method of calculating the Financial Select Sector Index or any Successor Index is modified so that the value of the Financial Select Sector Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the relevant index as if it had not been modified.

Dilution Adjustments

The Starting Price will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount to be paid by Citigroup Funding to you. Citigroup Global Markets, as calculation agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If the Fund, after the Pricing Date,

(1) pays a share dividend or makes a distribution with respect to the Fund Shares in the form of the Fund Shares (excluding any share dividend or distribution for which the number of the Fund Shares paid or distributed is based on a fixed cash equivalent value),

(2) subdivides or splits the Fund Shares into a greater number of shares,

(3) combines the Fund Shares into a smaller number of shares, or

(4) issues by reclassification of the Fund Shares other shares,

then, in each of these cases, the Starting Price will be divided by a dilution adjustment equal to a fraction, the numerator of which will be the number of Fund Shares outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of such other shares issued by the Fund, and the denominator of which will be the number of the Fund Shares outstanding immediately before the event. In the event of a reclassification referred to in (4) above as a result of which no Fund Shares are outstanding, the Starting Price will be determined by reference to the other shares issued by the Fund in the reclassification. If any adjustment is made to the Starting Price, the determination of the Note Return Amount will be adjusted accordingly.

Each dilution adjustment will be effected as follows:

•

in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of the Fund Shares entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by the Fund, and

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Starting Price will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by the Fund, or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Starting Price will be further adjusted to the Starting Price that would then have been in effect had adjustment for the event not been made.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Notes will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 4% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly known as The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE FINANCIAL SELECT SECTOR SPDR® FUND

General

Financial Select Sector SPDR® Fund

According to publicly available documents, the Financial Select Sector SPDR® Fund (the “Fund”) is one of numerous separate investment portfolios called “Funds” which make up The Select Sector SPDR® Trust (the “Trust”), a registered investment company. The Trust is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, the Trust files reports (including its Semi-Annual Report to Shareholders on Form N-CSRS for the six-month period ended March 31, 2008 and its Quarterly Schedule of Portfolio Holdings on Form N-Q for the period ended December 31, 2007 and other information) with the SEC. The Trust’s reports and other information are available to the public from the SEC’s website at http://www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room at the location listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

The Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the financial sector, as represented by the Financial Select Sector Index. The Fund’s investment operations commenced on December 16, 1998. The Fund is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that are components of the S&P 500® Index and are involved in the development and production of financial products. Companies in the Fund include a wide array of diversified financial services firms whose business lines range from investment management to commercial and business banking. The table below reflects the composition and weightings of the Fund, as of September 19, 2008. There is no assurance that the Fund currently or will continue to hold these component stocks. Current holdings and weightings are updated daily and may be accessed at the website http://www.sectorspdrs.com.

FINANCIAL SELECT SECTOR SPDR® FUND HOLDINGS AND WEIGHTINGS AS OF SEPTEMBER 19, 2008

Bank of America Corp.	9.51%	Invesco Ltd.	0.58%
JPMorgan Chase & Co.	8.99	American International Group Inc.	0.58
Wells Fargo & Co.	7.32	Hudson City Bancorp Inc.	0.57
Citigroup Inc.	6.25	HCP Inc.	0.56
U.S. Bancorp	3.68	Kimco Realty Corp.	0.54
Goldman Sachs Group Inc.	2.84	Ameriprise Financial Inc.	0.52
American Express Co.	2.60	Plum Creek Timer Co Inc. REIT	0.50
Merrill Lynch & Co. Inc.	2.51	Unum Group	0.50
MetLife Inc.	2.30	Host Hotels & Resorts Inc.	0.46
Bank of New York Mellon Corp.	2.28	Avalonbay Communities Inc.	0.45
Wachovia Corp.	2.25	Leucadia National Corp.	0.43
Prudential Financial Inc.	2.05	Discover Financial Services	0.43
AFLAC Inc.	1.68	Marshall & Ilsley Corp.	0.43
Morgan Stanley	1.68	Keycorp	0.41
Travelers Cos. Inc.	1.67	SLM Corp.	0.41
PNC Financial Services Group Inc.	1.56	M&T Bank Corp.	0.40
CME Group Inc. Cl A	1.51	Moody’s Corp.	0.40
State Street Corp.	1.45	Genworth Financial Inc. Cl A	0.37
Allstate Corp.	1.43	IntercontinentalExchange Inc.	0.36
Charles Schwab Corp.	1.31	Assurant Inc.	0.36
Chubb Corp.	1.29	XL Capital Ltd. Cl A	0.36
Simon Property Group Inc.	1.26	Comerica Inc.	0.35
BB&T Corp.	1.26	Washington Mutual Inc.	0.35
Capital One Financial Corp.	1.17	Safeco Corp.	0.34
SunTrust Banks Inc.	1.16	Zions Bancorp	0.34
Hartford Financial Services Group Inc.	1.06	Legg Mason Inc.	0.32
Marsh & McLennan Cos.	0.96	Sovereign Bancorp Inc.	0.31

Northern Trust Corp.	0.94	Cincinnati Financial Corp.	0.30
T. Rowe Price Group Inc.	0.94	Torchmark Corp.	0.30
Franklin Resources Inc.	0.91	American Capital Ltd	0.30
Loews Corp.	0.83	General Growth Properties Inc.	0.27
Vornado Realty Trust	0.81	Huntington Bancshares Inc.	0.26
Lincoln National Corp.	0.78	Janus Capital Group Inc.	0.25
Regions Financial Corp.	0.77	Developers Diversified Realty Corp.	0.24
Principal Financial Group Inc.	0.75	National City Corp.	0.24
Equity Residential	0.72	CIT Group Inc.	0.18
AON Corp.	0.72	Apartment Investment & Management Co.	0.17
Public Storage	0.70	First Horizon National Corp.	0.16
Progressive Corp.	0.66	Federated Investors Inc.	0.15
NYSE Euronext	0.66	CB Richard Ellis Group Inc. Cl A	0.14
Boston Properties Inc.	0.63	MBIA Inc.	0.14
Prologis	0.61	E*TRADE Financial Corp.	0.12
Fifth Third Bancorp	0.61	MGIC Investment Corp.	0.07

SSgA Funds Management, Inc. (the “Adviser”) manages the Fund. The Fund utilizes a low cost “passive” or “indexing” investment approach to attempt to approximate the investment performance of the Financial Select Sector Index, which serves as its benchmark. The Adviser believes that over time the correlation between the Fund’s performance and that of the Financial Select Sector Index, before expenses, will be 95% or better, although there is no guarantee that such correlation will be achieved. A figure of 100% will indicate perfect correlation.

The Fund generally will hold all of the securities that comprise the Financial Select Sector Index. There may, however, be instances where the Adviser may choose to overweight another stock in the Financial Select Sector Index, purchase securities not included within the Financial Select Sector Index which the Adviser believes are appropriate to substitute for Index securities or utilize various combinations of other available investment techniques in seeking to accurately track the Financial Select Sector Index.

The Fund will normally invest at least 95% of its total assets in common stocks that comprise the Financial Select Sector Index. The Funds have adopted an investment policy that requires the Fund to provide shareholders with at least 60 days’ notice prior to any material change in the Fund’s 95% investment policy or the Financial Select Sector Index. The Board of Trustees of the Trust (the “Board”) may change the Fund’s investment strategy and other policies without shareholder approval, except as otherwise indicated. The Board may not change the Fund’s investment objective without shareholder approval.

Financial Select Sector Index

The Index was developed and is maintained in accordance with the following criteria:

Each of the component stocks in the Financial Select Sector Index (the “Component Stocks”) has been selected from the universe of companies defined by the S&P 500® Index.

The Component Stocks have been assigned to the Financial Select Sector Index by Merrill Lynch Pierce Fenner & Smith Incorporated (the “Index Compilation Agent”). The Index Compilation Agent, after consultation with S&P, assigns Component Stocks to the Financial Select Sector Index on the basis of such company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in such index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the assignment of the S&P 500® Index component securities to the Financial Select Sector Index, which is the sole responsibility of the Index Compilation Agent. The Financial Select Sector Index is weighted based on the market capitalization of each of the Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single Component Stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of its respective Index; and (ii) with respect to 50% of the total value of the Financial Select Sector Index, the market capitalization-based weighted value of the Component Stocks must be diversified so that no single Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of its respective index.

Rebalancing the Financial Select Sector Index to meet the asset diversification requirements is the responsibility of the American Stock Exchange’s Index Services Group (“ISG”). If shortly prior to the last business day of any calendar quarter (a “Quarterly Qualification Date”), a Component Stock (or two or more Component Stocks) approaches the maximum allowable value limits set forth above (the “Asset Diversification Limits”), the percentage that such Component Stock (or Component Stocks) represents in the Financial Select Sector Index will be reduced and the market capitalization-based weighted value of such Component Stock (or Component Stocks) will be redistributed across the Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each Component Stock that exceeds 24% of the total value of the Financial Select Sector Index will be reduced to 23% of the total value of the Financial Select Sector Index and the aggregate amount by which all Component Stocks exceed 24% will be redistributed equally across the remaining Component Stocks that represent less than 23% of the total value of the Financial Select Sector Index. If as a result of this redistribution, another Component Stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the Financial Select Sector Index accounted for by the lowest weighted Component Stocks, each Component Stock that exceeds 4.8% of the total value of the Financial Select Sector Index will be reduced to 4.6% and the aggregate amount by which all Component Stocks exceed 4.8% will be distributed equally across all remaining Component Stocks that represent less than 4.6% of the total value of the Financial Select Sector Index. If as a result of this redistribution another Component Stock that did not previously exceed 4.8% of the Financial Select Sector Index value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the Financial Select Sector Index is accounted for by Component Stocks representing no more than 4.8% of the total value of the Financial Select Sector Index. As detailed below, the Select Sector Index is calculated and disseminated by ISG.

Calculations of the Financial Select Sector Index

With the exception of the weighting constraints described above, the Financial Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index. In particular:

The Financial Select Sector Index is calculated using a base-weighted aggregate methodology; that means the level of the Financial Select Sector Index reflects the total market value of all of its Component Stocks relative to a particular base period. Statisticians refer to this type of index, one with a set of combined variables (such as price and number of shares), as a composite index.

Total market value of a company is determined by multiplying the price of the stock by the number of common shares outstanding. An indexed number is used to represent the results of the aggregate market value calculation in order to make the value easier to work with and track over time.

The daily calculation of the Financial Select Sector Index is computed by dividing the total market value of the companies in the Financial Select Sector Index by a number called the “Index Divisor.” By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the Financial Select Sector Index, it is the only link to the original base period value of the Financial Select Sector Index. The Index Divisor keeps the Financial Select Sector Index comparable over time and adjustments to the Index Divisor ensure that there are no changes in the Financial Select Sector Index level as a result of non-market forces (corporate actions, replacements of stocks in the Financial Select Sector Index, weighting changes, etc.).

Four times a year on a Friday close to the end of each calendar quarter, the share totals of the companies in the S&P 500® Index are updated by S&P. This information is utilized to update the share totals of companies in the Financial Select Sector Index. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the market value of the Financial Select Sector Index.

Once a week the database containing the current common shares outstanding for the S&P 500® Index companies is compared by S&P against the shares outstanding used to actually calculate the S&P 500® Index. Any difference of 5% or more is screened for review by S&P. If appropriate, a share change will be implemented by S&P after the close of trading on the following Wednesday. Preannounced corporate actions such as restructurings and recapitalizations can significantly change a company’s shares outstanding. Any changes over 5% are reviewed by

S&P and, when appropriate, an immediate adjustment is made to the number of shares outstanding used to calculate the Financial Select Sector Index. Any adjustment made by S&P in shares outstanding will result in a corresponding adjustment to the Financial Select Sector Index.

S&P will advise ISG regarding the handling of non-routine corporate actions which may arise from time to time and which may have an impact on the calculation of the S&P 500® Index and, consequently, on the calculation of the Financial Select Sector Index Corporate actions such as a merger or acquisition, stock splits, routine spin-offs, etc., which require adjustments in the Financial Select Sector Index calculation, will be handled by the Exchange’s staff and Index Divisor adjustments, calculated when necessary, are handled by S&P in its maintenance of the S&P 500® Index. In the event a merger or acquisition changes the relative importance of a company’s participation in two or more sectors in a major way, the Financial Select Sector Index assignment of the stock may change. In any event, a new Index Divisor for the Financial Select Sector Index would be disseminated promptly by ISG.

Dissemination of the Financial Select Sector Index

Similar to other stock index values published by the American Stock Exchange, the value of the Financial Select Sector Index will be calculated continuously and disseminated every 15 seconds over the Consolidated Tape Association’s Network B. The major electronic financial data vendors – Bloomberg, Reuters and Bridge Information Systems – are expected to publish information on the Financial Select Sector Index for their subscribers.

Historical Data on the Fund Shares

The Fund Shares have been listed on the American Stock Exchange under the symbol “XLF” since December 22, 1998. The Fund Shares have been transferred to the NYSE Arca contingent upon the merger of the American Stock Exchange and NYSE EuroNext. The following table sets forth, for each of the quarterly periods indicated, the high and low Closing Prices of the Fund Shares and dividends paid per Fund Share for each quarter since January 2003, as reported by NYSE Arca, as well as the cash dividends paid per Fund Share. Please note that holders of Notes will not be entitled to any rights with respect to the Fund Shares (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

	High	Low	Dividend
2003
Quarter
First	23.63	19.30	$0.13340
Second	25.99	21.74	0.09720
Third	26.37	24.80	0.11614
Fourth	28.19	26.07	0.13891
2004
Quarter
First	30.48	28.00	0.16438
Second	29.72	27.20	0.13412
Third	29.43	27.34	0.14557
Fourth	30.58	27.38	0.15847
2005
Quarter
First	30.61	28.11	0.18729
Second	29.64	27.68	0.15475
Third	30.34	29.05	0.17546
Fourth	32.46	28.60	0.17233
2006
Quarter
First	33.17	31.33	0.20804
Second	34.17	31.49	0.17702
Third	34.76	31.64	0.38051
Fourth	37.12	34.54	0.28103

	High	Low	Dividend
2007
Quarter
First	37.94	34.67	0.14806
Second	38.00	35.34	0.20388
Third	36.76	32.15	0.00000
Fourth	35.83	28.19	0.25540
2008
Quarter
First	29.50	23.40	0.26149
Second	27.67	20.20	0.19805
Third (through September 26)	22.64	17.18	0.19964

The following graph illustrates the historical performance of the Fund Shares based on the Closing Price thereof on each Trading Day from January 2, 2003 through September 26, 2008 as reported by NYSE Arca. Past movements of the Fund Shares are not indicative of future Fund Share prices.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Notes who will hold the Notes as capital assets. All references to “holders” are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this Pricing Supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Note, each holder agrees with Citigroup Funding to treat a Note for U.S. federal income tax purposes as a cash-settled prepaid forward contract subject to a floor, on the value of the Fund on the Valuation Date, pursuant to which forward contract, at maturity each holder will receive the cash value of the Fund subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the Note the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the Note, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the Fund pursuant to the terms of the Note. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Notes could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes (a “U.S. Holder”), under the characterization of the Notes agreed to above.

Under the above characterization of the Notes, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. A holder’s tax basis in the Notes generally will equal the holder’s cost for such Notes.

Potential Application of Constructive Ownership Rules

In addition, although the matter is not clear, it is possible that a portion of long-term capital gains realized by you in respect of the Notes could be recharacterized as ordinary income (and therefore as ineligible for preferential tax rates) and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. This possibility arises from the fact that the Notes are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260. Specifically, Section 1260 is intended to address situations in which investors take “constructive ownership” positions (through forward contracts or certain other derivatives) in certain types of underlying investments (including the Fund) and receive, in the form of gains on the disposition of the “constructive ownership” transaction, income that is attributable to current ordinary income generated by the underlying investments. In order to prevent taxpayers from using “constructive ownership” transactions to convert such current ordinary income into long-term capital gains, Section 1260 provides that if an investor in a “constructive ownership” transaction realizes gain from the transaction in excess of the net long-term capital gain the investor would have realized had it held the underlying investment directly, then such excess gain will be treated as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income will be subject to an interest charge. It is currently unclear whether, or in what manner, Section 1260 would apply to recharacterize some or all of the gains, if any, realized in respect of the Notes. On one hand, because the Notes, by their terms, do not provide returns referenced to ordinary current income generated by the Fund, there is an argument that the Notes do not present the situation that Section 1260 is intended to address. However, because an investor in a Note could, because of the Note’s leveraged upside returns, realize gains on the Note in excess of the net long-term capital gain the investor would have realized from a direct investment in the Fund, the IRS could take the view that such excess return — or a portion of that excess return — is properly recharacterized as ordinary income under Section 1260 and that the deemed underpayment of tax with respect to the deferral of such ordinary income should be subjected to an interest charge. Accordingly, you are urged to consult your tax advisor about the potential application of Section 1260 to the Notes.

Alternative Characterizations.    Due to the absence of authority as to the proper characterization of the Notes and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the Notes unless the settlement value of the Fund on the Valuation Date is below 90% of the settlement value of the Fund on the Pricing Date, the IRS could seek to analyze the federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Notes offer no assurance that a holder’s investment will be returned to the holder at maturity except to the extent that the settlement value of the Fund is not below 90% of the settlement value of the Fund on the Pricing Date; instead, at maturity, the Notes provide economic returns that are generally indexed to the performance of the Fund. Further, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the Notes for U.S. federal income tax purposes, not as debt instruments, but as a cash-settled prepaid forward contract subject to a floor, pursuant to which forward contract at maturity each holder will receive the cash value of Fund subject to certain adjustments. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Notes, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the annual rate of 4.46% compounded semi-annually (“the comparable yield”), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder at maturity or upon a sale or taxable disposition of a Note generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as capital gain or loss.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department recently issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions discussed above. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Notes by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the

United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $7,789,300 principal amount of the Notes (778,930 Notes) for $9.775 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, a broker-dealer affiliated with Citigroup Global Markets, at the public offering price less a concession of $0.200 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of $0.200 per Note on sales to certain other dealers. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $0.200 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Fund or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

778,830 Buffer Notes

Based Upon the Financial Select Sector

SPDR® Fund

Due April 1, 2010

($10 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

September 26, 2008

(Including Prospectus Supplement

Dated April 13, 2006 and

Prospectus Dated March 10, 2006)